UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2018

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2018

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Zenta Morokawa
Name:	Zenta Morokawa
Title:	Managing Director, Head of Documentation & Corporate Secretary Department,
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc. (MUFG)

Dividends for the Fiscal Year Ended March 31, 2018

and Annual Dividend Forecast

for the Fiscal Year Ending March 31, 2019

Tokyo, May 15, 2018 — MUFG hereby announces that its Board of Directors today resolved to pay the year-end dividends as stated below. The record date thereof is March 31, 2018.

MUFG will submit the proposal therefor at the General Meeting of Shareholders to be held on June 28, 2018.

The annual dividend forecast for the fiscal year ending March 31, 2019 is also stated below.

1.	Dividends for the Fiscal Year Ended March 31, 2018

(1)	Description of Dividends

	Determined amount	Most recent dividend forecast (announced on February 2, 2018)	Actual results for previous fiscal year (ended March 31, 2017)
Record date	March 31, 2018	March 31, 2018	March 31, 2017
Dividends per share	¥10	¥9	¥9
Total amount of dividends	¥131,934 million	—	¥121,160 million
Effective date	June 29, 2018	—	June 30, 2017
Resource of the dividends	Retained earnings	—	Retained earnings

(2)	Reasons

MUFG’s basic policies call for continuously seeking to improve shareholder returns, focusing on dividends in the pursuit of an optimal balance with solid equity capital and strategic investment for growth.

MUFG will aim for the stable and sustainable increase in dividends per share through profit growth, with a dividend payout ratio target of 40%. MUFG will flexibly repurchase its own shares as part of its shareholder return strategies in order to improve capital efficiency. Also, in principle, MUFG will hold a maximum of approximately 5% of the total number of issued shares, and cancel the shares that exceed this amount.

Based on these policies, MUFG proposes the year-end dividend of ¥10 per share. Combined with the interim dividend of ¥9 per share, annual dividends will total ¥19 per share, an increase ¥1 per share over the previous fiscal year.

2.	Annual Dividend Forecast for the Fiscal Year Ending March 31, 2019

	Dividends per share (¥)
Record Date	Interim dividends	Year-end dividends	Annual dividends
Dividend forecast (Fiscal year ending March 31, 2019)	¥10	¥10	¥20

(Reference)

	Dividends per share (¥)
Record Date	Interim dividends	Year-end dividends		Annual dividends
Actual result for fiscal year ended March 31, 2018	¥9	¥10	*	¥19	*
Actual result for fiscal year ended March 31, 2017	¥9	¥9		¥18

*	The year-end dividend for the fiscal year ended March 31, 2018 (¥10) is based on the assumption that it will be approved at the General Meeting of Shareholders to be held on June 28, 2018

- End -

About MUFG

Mitsubishi UFJ Financial Group, Inc. (MUFG) is one of the world’s leading financial groups. Headquartered in Tokyo and with over 360 years of history, MUFG has a global network with over 1,800 locations in more than 50 countries. The Group has over 150,000 employees and offers services including commercial banking, trust banking, securities, credit cards, consumer finance, asset management, and leasing. The Group aims to “be the world’s most trusted financial group” through close collaboration among our operating companies and flexibly respond to all of the financial needs of our customers, serving society, and fostering shared and sustainable growth for a better world. MUFG’s shares trade on the Tokyo, Nagoya, and New York stock exchanges.

For more information, visit https://www.mufg.jp/english.

On April 1, 2018 the name of MUFG’s commercial bank changed from “The Bank of Tokyo-Mitsubishi UFJ, Ltd.” to “MUFG Bank, Ltd.” Many of the bank’s overseas subsidiaries followed suit on the same day, but branches and subsidiaries in some countries will carry out the name change at a later date. MUFG’s New York Stock Exchange ticker symbol also changed to “MUFG.”

For more information regarding overseas subsidiaries, visit

http://www.bk.mufg.jp/global/newsroom/announcements/pdf/201803_namechange.pdf

Press contact:

Kana Nagamitsu

Public Relations Division

Tokyo/Head Office

Mitsubishi UFJ Financial Group, Inc.

T +81-3-3240-7651

E kana_nagamitsu@mufg.jp

This press release contains forward-looking statements regarding estimates, forecasts, etc. in relation to the results of operations, financial conditions and other general management of MUFG and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, MUFG’s current estimates, perceptions and evaluations. In addition, in order for MUFG to adopt such estimates, forecasts, etc. regarding future events, certain assumptions have been made. Accordingly, the statements and assumptions are inherently not guarantees of future performance and may result in inaccuracy from an objective point of view and in material differences from actual results. There exist a number of factors that might lead to uncertainties and risks. For the main matters that may be currently forecast, please see the most recent Financial Highlights, the Annual Securities Report, Disclosure Book, and Annual Report, and other disclosures that MUFG has announced.

3